Exhibit 99.1

GIANT INTERACTIVE GROUP INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 16, 2010

Dear Shareholder,

Notice is hereby given that Giant Interactive Group Inc., a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at the offices of Ernst & Young, Room 1801, 18/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, at 3:00 p.m. (China Standard Time) on September 16, 2010 for the following purposes:

1.	Re-election of Ms. Wei Liu as a director of the Company, who is retiring by rotation and offering herself for re-election in accordance with the Company’s Articles of Association.

2.	Re-election of Mr. Lv Zhang as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s Articles of Association.

3.
Amendment of the 2007 Performance Incentive Plan (the “Plan) to increase the maximum number of ordinary shares that may be delivered pursuant to awards granted under the Plan to 10,700,000 ordinary shares.

4.	Amendment of the Plan to allow the Plan Administrator to effect a repricing of awards under the Plan.

5.	Appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2010.

6.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement.  Only shareholders registered in the register of members at the close of business on August 9, 2010 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person.  However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder.  A proxy need not be a shareholder of the Company.  Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting.  If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so.  Your proxy is revocable in accordance with the procedures set forth in the proxy statement.  This proxy is to be delivered to the attention of Rich Chiang, Investor Relations, Giant Interactive Group Inc., 2F, 3rd Building, 396 Guilin Road, Shanghai 200233, People’s Republic of China, and arrive no later than 48 hours prior to the meeting.  The notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2009 Annual Report are also available through our website at http://www.ga-me.com.

By Order of the Board of Directors,

Yuzhu Shi
Chairman of the Board and
Chief Executive Officer
August 10, 2010

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